UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

PRESS RELEASE

Tembec receives the Conference Board of Canada/Spencer Stuart National Award in Governance for the private sector

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec receives the Conference Board of Canada/Spencer Stuart National Award in Governance for the private sector

Temiscaming (Quebec), December 14, 2004 - Tembec is the recipient of the Conference Board of Canada/Spencer Stuart 2005 National Awards in Governance for the private sector. This annual award recognizes innovative practices that have brought positive, measurable results to an organization.

Tembec's innovation in governance was to establish Regional Advisory Committees in the six Canadian provinces and in the areas of the United States and France where it operates. Each committee generally comprises a representative from a union, a First Nation, regional business, and ENGO, as well as an independent member and a senior company executive. These Advisory Committees review changes and funding allocation pertaining to environmental, health and safety, social, public, human resources, purchasing, and ethics policy and submit their recommendations to the Corporate Governance Committee of the Board of Directors of Tembec.

The adjudicators recognized this innovation in a challenging industry, particularly the membership and mandate of the committees; to recruit and retain top people, the company has to listen to, and deal with, their issues. Tembec has been recognized for its proactive and strong relationships with its diverse stakeholders.

"At a time when the concept of good corporate citizenship is receiving a lot more attention in Canada and internationally, this award takes on even greater significance," said Tembec President and CEO Frank A. Dottori. "One of the reasons this award is such an honour is that it recognizes the scope and depth of our commitment to balance the needs and interests of the forestry business with those of the community, which contributes to a more robust local economy and quality of life. The social conscience that led to the creation of our Company more than 30 years ago has set us apart ever since. Recognition from an organization that has national credibility is a tremendous honour for everyone at Tembec and only serves to reinforce our pledge to do the right thing," added Mr. Dottori.

Tembec will receive the Conference Board/Spencer Stuart National Award in Governance at a gala award reception and dinner on February 10, 2005, in Toronto.

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood-product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40-million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Information:	Pierre Brien Vice President, Communications and Public Affairs Tel.: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: December 17, 2004